T. ROWE PRICE
REALTY INCOME
FUND III

AMERICA'S SALES-COMMISSION-FREE
REAL ESTATE LIMITED PARTNERSHIP

QUARTERLY REPORT
FOR THE PERIOD ENDED
MARCH 31, 1997

For information on your
Realty Income Fund account, call:
1-800-962-8300 toll free
410-625-6500 Baltimore area

For information on your
mutual fund account, call:
1-800-225-5132 toll free
410-625-6500 Baltimore area

T. Rowe Price Real Estate Group
100 East Pratt Street
Baltimore, Maryland 21202

Invest With Confidence(registered trademark)
T. Rowe Price

FELLOW PARTNERS:

As you know from our letter dated April 15, 1997, we signed purchase and sale agreements on April 11 with Glenborough Realty Trust Incorporated for the sale of all Fund properties at a contract sales price of $36.0 million before selling expenses. Glenborough is a real estate investment trust whose shares are publicly traded on the New York Stock Exchange. We also closed on the sale of South Point Plaza in April, after the end of the reporting period. The disposition of three other properties, Winnetka, Wood Dale, and Riverview, discussed in our last report, did not go through as originally planned. However, they are included in the pending sale to Glenborough, which will liquidate the Fund's real estate portfolio if consummated.
     These developments are in keeping with our previously announced intention to shift our emphasis from the production of income to the strategic positioning of Fund properties to maximize potential sales proceeds. In order for the Fund to complete the sale of its properties to Glenborough, a majority in interest of limited partners must consent to the transactions through a consent solicitation vote, which we expect to take place in late June or sometime in July. As we cautioned in our letter of April 15, this sale is subject to further due diligence by Glenborough, which could result in changes to the properties in the transaction, the sales proceeds to be received, or the cancellation of the sale. It is possible that the Fund may not be liquidated this year if the transactions fall through.


Real Estate Investments (Dollars in thousands)
__________________________________________________

                                    Average      Contri-
                                     Leased     bution to
                      Leased Status  Status    Net Income
                        _________    _______     _______
                                     Three        Three
              Gross                  Months      Months
            Leasable                  Ended       Ended
Property      Area     March 31,    March 31,   March 31,
Name        (Sq. Ft.)    1997    1996   1997  1996   1997
________    ________     ____    ____   ____  ____   ____

Scripps
  Terrace      56,796      90%     82%  90%  $  48 $  65

Tierrasanta   104,236      62     100   62      37    19

Clark Avenue   40,000     100      72   81      18    38

Westbrook
   Commons    121,558      98      94   98      87   117

River Run      92,787      93      93   93     138   128
             ________    ____    ____ ____   _____ _____

              415,377      87      92   85     328   367

Held for Sale

Winnetka      188,260     100     100  100      73   145

South Point
   Plaza       50,497      90      61   91       2   (28)

Wood Dale      89,718      70      90   82      53    29

Riverview     113,700     100      96  100      59    97
             ________    ____    ____ ____    ____  ____

              857,552      90      92   90     515   610

Property
  Sold              -       -       -    -      (1)    -

Fund Expenses
  Less
  Interest
  Income            -       -       -    -     (44) (112)
             ________    ____    ____ ____    ____  ____

Total         857,552     90%     92%  90%   $ 470 $ 498

    It is worth mentioning again some of our reasons for accepting Glenborough's offer:

o The offer represents more than 100% of the property valuations used in our last estimated unit value and is substantially more per unit on an adjusted basis than two recent tender offers from unaffiliated third parties, which ranged from approximately 40% to 75% of the estimated valuation.

o Selling the properties in bulk will reduce transaction and operating expenses and allow for a more accelerated return of principal to investors than the original disposition plan, which contemplated a gradual return of capital over the next 13 to 21 months.

o There is no financing contingency, and Glenborough's financial resources appear adequate to consummate the transaction.

Cash Distributions

Pending the completion of the sale to Glenborough, the Fund has suspended cash distributions from operations. Proceeds from the sale of South Point Plaza were distributed separately in May. Deducting the South Point distribution of $5.73 from the December 1996 adjusted estimated unit value of $145 results in $139. Assuming all other properties are sold during the next few months, the Fund plans to accrue for anticipated closing costs and then make a liquidating cash distribution. Based on the negotiated sale price and other information currently available, we expect total future distributions to exceed the figure mentioned above.

Results of Operations

The Fund had net income of $498,000 for the first three months of 1997, an increase of $28,000 from the comparable period in 1996. Revenues declined $197,000 due primarily to the sale of Fairchild in 1996, as well as to lower occupancy at Tierrasanta caused by the loss of a major tenant, which we discussed in earlier reports. However, expenses declined $225,000, resulting in the net income gain. The drop in expenses was attributable to the disposition of Fairchild and also to lower bad debt expenses at Winnetka and River Run. Since Winnetka, Riverview, Wood Dale, and South Point Plaza have been classified as held for sale, there was no depreciation expense on these properties. Fund expenses rose during the past three months, primarily as a result of necessary costs incurred in responding to the recent tender offers for partnership units.
    At the property level, we signed new, renewal, and expansion leases covering 7.8% of the porfolio's square footage during the quarter, resulting in a slight increase in the Fund's leased status from 89% at the end of December to 90% at the end of March. The Fund's average leased status declined by two percentage points compared with the year-ago period, primarily because of the loss of a major tenant at Tierrasanta last August, mentioned above. The major improvement during the latest quarter occurred at Clark Avenue where a new tenant signed a lease for 28% of the property, lifting leased status there to 100% and average leased status to 81%, nine percentage points higher than in March 1996.
    The Fund's cash position was essentially unchanged in the quarter.

Outlook

Our reasons for wanting to liquidate the Fund's portfolio while the real estate market is strengthening are unchanged. As mentioned previously, our primary goal is to take advantage of rising property values as the Fund nears the end of its planned lifespan. Real estate markets have been improving during the past few years, and we have used this opportunity to capture higher prices for our investors. Rising real estate values could eventually lead to an increased supply of new properties, resulting in softer prices some time later. This is a normal pattern as the real estate cycle runs its course.
    No one can forecast precisely when prices will reach their peak, and it is possible that by selling Fund properties now we might miss further advances later on. However, demand from tenants and investors is currently very strong, causing the supply of properties to grow in many markets. We believe it is prudent to sell into strength while prices are still advancing.
    It is critical that you promptly read the consent solicitation materials and return the card as soon as you receive them, so that we can minimize Fund expenses and implement the orderly liquidation of your investment.
    Thank you in advance for your cooperation in this matter.

Sincerely,

James S. Riepe
Chairman

May 7, 1997

CONDENSED CONSOLIDATED BALANCE SHEETS
Unaudited
(In thousands)


                                March 31, December 31,
                                  1997        1996
                               ___________ ___________

Assets

Real Estate Property
Investments
   Land . . . . . . . . . .    $   6,882   $    6,882
   Buildings and
      Improvements. . . . .       13,196       13,112
                               _________     ________

                                  20,078       19,994

   Less:  Accumulated
      Depreciation and
      Amortization. . . . .       (1,198)      (1,059)
                                ________     ________

                                  18,880       18,935
   Properties Held
      for Sale. . . . . . .       11,807       11,786
                                ________    ________

                                  30,687       30,721
Cash and Cash
   Equivalents. . . . . . .        2,383        2,468

Accounts Receivable (less
   allowances of $59
      and $131) . . . . . .          579          445
Other Assets. . . . . . . .          305          318
                                ________     ________

                               $  33,954   $   33,952
                                ________    ________
                                ________    ________

Liabilities and Partners'
   Capital
Security Deposits and
   Prepaid Rents. . . . . .    $     412   $      439
Accrued Real
   Estate Taxes . . . . . .          538          450
Accounts Payable and
   Other Accrued
   Expenses . . . . . . . .          172          217
                                ________    ________

Total Liabilities . . . . .        1,122        1,106
Partners' Capital . . . . .       32,832       32,846
                                ________    ________

                               $  33,954   $   33,952
                                ________     ________
                                ________     ________

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In thousands except per-unit amounts)

                                  Three Months Ended
                                       March 31,

                                    1997     1996
                                    ____     ____


Revenues

Rental
    Income. . . . . . . . . . .  $  1,402   $ 1,584
Interest Income . . . . . . . .        31        46
                                 ________  ________

                                    1,433     1,630
                                 ________  ________

Expenses

Property Operating
    Expenses. . . . . . . . . .       254       420
Real Estate Taxes . . . . . . .       266       291
Depreciation and Amortization .       155       348
Decline of Property Value . . .        65         -
Management Fee to
    General Partner . . . . . .        52        12
Partnership Management
    Expenses. . . . . . . . . .       143        89
                                 ________  ________

                                      935     1,160
                                 ________  ________

Net Income. . . . . . . . . . .  $    498   $   470
                                 ________  ________
                                 ________  ________

Activity per Limited
    Partnership Unit

Net Income. . . . . . . . . . .  $   1.94   $  1.83
                                 ________  ________
                                 ________  ________

Cash Distributions
    Declared from
    Operations. . . . . . . . .         -   $  2.00
                                 ________  ________
                                 ________  ________

Units Outstanding . . . . . . .   253,599   253,599
                                 ________  ________
                                 ________  ________

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL
Unaudited
(In thousands)

                            General   Limited
                            Partner  Partners   Total
                            _______   _______  ______

Balance,
   December 31,
   1996 . . . . . . . .   $    (198)$ 33,044 $ 32,846
Net Income. . . . . . .           5      493      498
Cash Distributions. . .          (5)    (507)    (512)
                            _______  _______  _______

Balance, March 31,
   1997 . . . . . . . .   $    (198)$ 33,030  $32,832
                            _______  _______  _______
                            _______  _______  _______

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(In thousands)

                                   Three Months Ended
                                        March 31,
                                      1997     1996
                                    ________ ________

Cash Flows from Operating
   Activities

Net Income. . . . . . . . . . . .  $    498   $   470
Adjustments to Reconcile Net
   Income to Net Cash
   Provided by Operating
   Activities
     Depreciation and
       Amortization . . . . . . .       155       348
     Decline of Property
       Value. . . . . . . . . . .        65         -
   Change in Accounts
     Receivable, Net of
     Allowances . . . . . . . . .      (134)      122
   Change in Other Assets . . . .        13       (77)
   Decrease in Security
     Deposits and Prepaid
       Rent . . . . . . . . . . .       (27)      (34)
   Increase in Accrued
     Real Estate Taxes. . . . . .        88        96
   Decrease in Accounts
     Payable and Other
       Accrued Expenses . . . . .       (45)     (134)
                                   ________  ________

Net Cash Provided by Operating
   Activities . . . . . . . . . .       613       791
                                   ________  ________

Cash Flows Used in
   Investing Activities

Investments in Real
   Estate . . . . . . . . . . . .      (186)     (190)
                                   ________  ________
Cash Flows Used in
Financing Activities
Cash Distributions. . . . . . . .      (512)   (1,620)
                                   ________  ________
Cash and Cash Equivalents
Net Decrease during Period. . . .       (85)   (1,019)
At Beginning of Year. . . . . . .     2,468     3,436
                                   ________  ________

At End of Period. . . . . . . . .  $  2,383 $   2,417
                                   ________  ________
                                   ________  ________

See accompanying notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited

The unaudited interim condensed consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal, recurring nature.
    The unaudited interim financial information contained in the accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements contained in the 1996 Annual Report to Partners.

NOTE 1 - TRANSACTIONS WITH RELATED PARTIES AND OTHER

As compensation for services rendered in managing the affairs of the Partnership, the General Partner earns a partnership management fee equal to 9% of net operating proceeds. The General Partner earned a partnership management fee of $52,000 during the first three months of 1997.
    In accordance with the partnership agreement, certain operating expenses are reimbursable to the General Partner. The General Partner's reimbursement of such expenses totaled $29,000 for communications and administrative services performed on behalf of the Partnership during the first three months of 1997.
    An affiliate of the General Partner earned a normal and customary fee of $1,000 from the money market mutual funds in which the Partnership made its interim cash investments during the first three months of 1997.
    LaSalle Advisors Limited Partnership ("LaSalle") is the Partnership's advisor and is compensated for its advisory services directly by the General Partner. LaSalle is reimbursed by the Partnership for certain operating expenses pursuant to its contract with the Partnership to provide real estate advisory, accounting and other related services to the Partnership. LaSalle's reimbursement for such expenses during the first three months of 1997 totaled $30,000.
    An affiliate of LaSalle earned $12,000 in the first three months of 1997 as property manager for several of the Partnership's properties.

NOTE 2 - REAL ESTATE PROPERTY INVESTMENTS

In early April 1997, South Point Plaza, a shopping center in which the Partnership had a 50% interest, was sold and the Partnership received net proceeds of $1,452,930. The net book value of the Partnership's interest in this property at the date of disposition was also $1,452,930 after accumulated depreciation expense and previously recorded property valuation allowances. Therefore, no gain or loss was recognized on the property sale. Results of operations for this property during the first quarter of 1997 include a $65,000 decline of property value.
    The Partnership began actively marketing its three midwest industrial properties, Wood Dale, Winnetka, and Riverview in 1996, and classifies them as held for sale in the accompanying balance sheets.
    On April 11, 1997, the Partnership and its consolidated ventures entered into contracts with a buyer for the sale of all properties in which the Partnership holds an interest, including the three midwest industrial properties. The total sales price for the Partnership's interests is $35,987,000 before selling expenses. The transactions are subject to further due diligence by the buyer and approval of the Limited Partners which could result in changes to or the cancellation of the contracts. If the transactions are closed, the Partnership will have sold all of its real estate property investments and will begin liquidation.